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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Argonaut Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   040157 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Singleton Group LLC
                          335 N. Maple Drive, Suite 177
                             Beverly Hills, CA 90210
                                 (310) 278-1777
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 13, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040157 10 9                     13D                  Page 2 of 8 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Singleton Group LLC,  I.R.S. No. 95-4786924

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,663,056
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,663,056

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.0% (based on the number of shares outstanding as of March 20, 2000 as reported on Argonaut Group, Inc.'s Amended Annual Report filed with the Securities and Exchange Commission ("SEC") on April 3, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  OO

CUSIP No. 040157 10 9                     13D                  Page 3 of 8 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         William W. Singleton

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,663,056
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.0% (based on the number of shares outstanding as of March 20, 2000 as reported on Argonaut Group Inc.'s Amended Annual Report filed with the SEC on April 3, 2000).

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------

CUSIP No. 040157 10 9                     13D                  Page 4 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Caroline W. Singleton

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,663,056
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,663,056
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.0% (based on the number of shares outstanding as of March 20, 2000 as reported on Argonaut Group Inc.'s Amended Annual Report filed with the SEC on April 3, 2000).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------

CUSIP No. 040157 10 9                     13D                  Page 5 of 8 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Donald E. Rugg

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,663,056
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,663,056

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  4,663,056
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.0% (based on the number of shares outstanding as of March 20, 2000 as reported on Argonaut Group Inc.'s Amended Annual Report filed with the SEC on April 3, 2000).

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------

CUSIP No. 040157 10 9                     13D                  Page 6 of 8 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         Common Stock, par value $0.10, of Argonaut Group, Inc., 1800 Avenue of the Stars, Suite 1175, Los Angeles, California 90067 (the "Issuer").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         This statement is being filed jointly by the Singleton Group LLC ("LLC"), Caroline W. Singleton, William W. Singleton and Donald E. Rugg (collectively, "Reporting Persons"), pursuant to their agreement to the joint filing of this statement. Caroline W. Singleton, William W. Singleton, and Donald E. Rugg are managers of the LLC. The LLC is engaged in investing and holding domestic and foreign equity securities, government securities and related instruments. William W. Singleton is a Manager at the Singleton Group, whose principal business is the management of certain real property and securities assets. Caroline W. Singleton is currently not employed. Donald E. Rugg is Controller of the Singleton Group. The principal business address of each of the Reporting Persons is: 335 N. Maple Drive, Suite 177, Beverly Hills, California 90210. The LLC is a Delaware limited liability company. Caroline W. Singleton, William W. Singleton and Donald E. Rugg are United States citizens.

         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding nor has any of the Reporting Persons been party to any civil proceeding of a judicial or administrative body and as a result of which the person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         The Survivor's Trust of the Singleton Family Trust, the sole member of the LLC, is contributing 4,663,056 shares of the Issuer ("Shares") to the LLC. As managers of the LLC, William E. Singleton, Caroline W. Singleton, and Donald
E. Rugg share voting and dispositive power with respect to the Shares.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         The Reporting Persons hold the securities reported in Item 5(a) for investment purposes. Although the Reporting Persons have no contract or agreement to purchase or sell shares from or to any person, they may individually or as a group purchase shares from time to time if shares are available at prices considered to be attractive for purchases, and may sell shares from time to time if shares can be sold at prices considered to be attractive for sales. Whether the Reporting Persons purchase or sell shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, availability and need for funds, and the evaluation of alternative interests.

         Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons may be deemed to be beneficial owners of 4,663,056 shares of Common Stock which constitute 21.0% percent of the Common Stock outstanding (based on the number of shares outstanding as of March 20, 2000 as reported on Argonaut Group, Inc.'s Amended Annual Report filed with the SEC on April 3, 2000).

         (b) The Reporting Persons share voting and dispositive power with respect to 4,663,056 shares of Common Stock.

CUSIP No. 040157 10 9                     13D                  Page 7 of 8 Pages



         (c) Except as set forth in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days that was not reported on a prior Schedule 13D.


         (d) Not applicable.


         (e) Not applicable.


--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Caroline W. Singleton, William W. Singleton and Donald E. Rugg are the managers of the LLC and under its operating agreement have the power and authority to vote and buy, sell and otherwise deal in securities.



--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.1           Joint Filing Agreement

--------------------------------------------------------------------------------


                            [Signature Page Follows]

CUSIP No. 040157 10 9                 13D                      Page 8 of 8 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 19, 2000                  Singleton Group, LLC, a Delaware
                                       limited liability company


                                       By: /s/ CAROLINE W. SINGLETON
                                       -----------------------------------------
                                               Caroline W. Singleton, Manager


                                           /s/ CAROLINE W. SINGLETON
                                       -----------------------------------------
                                               Caroline W. Singleton


                                           /s/ WILLIAM W. SINGLETON
                                       -----------------------------------------
                                               William W. Singleton


                                           /s/ DONALD E. RUGG
                                       -----------------------------------------
                                               Donald E. Rugg

                                 EXHIBIT INDEX


                  EXHIBIT
                  NUMBER               DESCRIPTION
                  -------              -----------
                    7.1          Joint Filing Agreement